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                                                                     EXHIBIT (c)
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                                             CONTACT: Eugene Melnyk
                                                      Chairman of the Board
                                                      Robert Podruzny
                                                      President
                                                      (416) 285-6000


             BIOVAIL AND ELAN SIGN GENERIC ADALAT (R) CC AGREEMENT
        - BIOVAIL TO ACCELERATE LAUNCH OF ADALAT (R) CC'S 30MG DOSAGE -


     TORONTO, Canada, October 14, 1999 - Biovail Corporation International (NYSE,TSE:BVF) announced today the acquisition of exclusive marketing rights for the U.S. to Elan Corporation plc's generic versions of Adalat(R) CC in return for certain upfront payments and future royalties. Adalat(R) CC, a Nifedipine product, is prescribed for the treatment of hypertension. Adalat(R) CC had brand sales in excess of $350 million for the twelve months ended June 30, 1999.

     As a result of this acquisition, Biovail, through its U.S. exclusive marketing subdistributor, Teva Pharmaceuticals USA, will , by launching Elan's 30mg product, be able to market a generic version of Adalat(R) CC's 30 mg dosage strength six months earlier than scheduled.

In addition, Biovail was the first to file, and has received tentative FDA approval for, a generic version of Adalat(R) CC's 60 mg dosage strength. As a result, Biovail will enjoy six months of marketing exclusivity after commercial launch.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499